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                                                                    Exhibit 99.2

Notice is hereby given that the Annual General Meeting of the Company will be held at 1.00pm on Friday 1 February 2002 at Cambridge Garden House Hotel, Granta Place, Mill Lane, Cambridge CB2 1RT, UK for the following purposes:

1 To receive the audited accounts of the Company for the financial year ended 30 September 2001, the Directors' report and the auditors' report on those accounts.

2 To approve the remuneration policy contained in the report on Directors' remuneration on pages 25 to 28 of the Annual Report for the year ended 30 September 2001.

3 To reappoint Peter Garland, retiring by rotation in accordance with the Company's Articles of Association, as a Director of the Company.

4 To reappoint James Foght, retiring by rotation in accordance with the Company's Articles of Association, as a Director of the Company.

5 To reappoint John Aston, retiring by rotation in accordance with the Company's Articles of Association, as a Director of the Company.

6 To reappoint Messrs Arthur Andersen as the auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which audited accounts are laid and to authorise the Directors to fix their remuneration.

To consider and, if thought fit, pass the following resolutions of which resolutions 7, 10 and 11 will be proposed as ordinary resolutions and resolutions 8 and 9 as special resolutions.

7 That the Directors be and they are hereby generally and unconditionally authorised, pursuant to Section 80 of the Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (as defined for the purposes of Section 80(2) of the Act) up to an aggregate nominal amount of (pound)1,184,022 provided that this authority shall expire on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired and provided further that this authority shall supersede and revoke any other earlier such authority.

8 That in substitution for all existing authorities and subject to the passing of the resolution number 7 above, the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the general authority to allot relevant securities conferred by resolution 7 above as if the provisions of
Section 89(1) of the Act did not apply to any such allotment provided that this authority shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or other pre-emptive issue in favour of holders of ordinary shares where the equity securities respectively attributable to the interests of such shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or any stock exchange in any territory or fractional entitlements; and

(b) the allotment (otherwise than pursuant to paragraph (a) above),

of equity securities having, in the case of relevant shares, a nominal amount or, in the case of other equity securities, giving the right to subscribe for or convert into relevant shares having, a nominal sum not exceeding in aggregate the sum of (pound)177,603.

and this authority shall (unless renewed, varied or revoked by the Company) expire on the date being 15 months from the passing of this resolution or, if earlier, at the conclusion of the Annual General Meeting of the Company next following the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired.

9 That the draft Articles of Association, which incorporate several amendments including changes allowing for electronic communication with shareholders, as set out in the document produced to the meeting and, for the purposes of identification, signed by the chairman, be adopted as the new Articles of Association of the Company in place, and to the exclusion, of the existing Articles of Association.

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10 That the Company be and is hereby authorised to:
(a) make donations to EU political organisations; and
(b) incur EU political expenditure,

in an aggregate amount not exceeding (pound)5,000 during the period ending on the date of the Company's next Annual General Meeting.

Such authority shall extend to donations made or expenditure incurred either by the Company or its wholly-owned subsidiary,

Cambridge Antibody Technology Limited. For the purposes of this resolution, "donations", "EU political organisations" and "EU political expenditure" have the meanings ascribed to them in Part XA of the Companies Act 1985 (as amended, by the Political Parties, Elections and Referendums Act 2000).

11 That Part B of the rules of the Cambridge Antibody Technology Group Company Share Option Plan be amended as follows:

i In the definition of "Relevant Emoluments" in Rule 1.1 by the deletion of the words "including any bonuses payable in cash but excluding benefits in kind." and the substitution in their place of the words "excluding, for the avoidance of doubt, bonuses payable in cash and benefits in kind."

ii In Rule 3.2:

(a) by the deletion of the words "10 years" and the substitution in their place of the words "12 months";

(b) by the deletion of the word "four" (wherever it appears in Rule 3.2) and the substitution in its place of the word "two";

(c) by the addition after the words "the preceding Year of Assessment," of the word "OR"; and

(d) by the deletion of the words "OR (if greater)(pound)100,000".

Dated 6 December 2001
By order of the Board

Diane Mellett
Company Secretary

Registered Office:
The Science Park
Melbourn
Cambridgeshire SG8 6JJ, UK

2/3 - Cambridge Antibody Technology Group plc Notice of Annual General Meeting

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Notes

1 A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2 To be effective, the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must be deposited at Computershare Investor Services PLC, PO Box 82,The Pavillions, Bridgwater Road, Bristol BS99 3FA, UK not less than 48 hours before the time for holding the meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting.

3 Copies of all Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays, Sundays and public holidays excluded) from the date of this notice until the meeting closes and at the place of the Annual General Meeting from 15 minutes before the meeting until the close of the meeting.

4 The register of Directors' interests maintained by the Company under Section 325 Companies Act 1985 shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.

5 A copy of the draft Articles of Association and the rules of the Cambridge Antibody Technology Group Company Share Option Plan, identifying the changes which are proposed, shall be available for inspection at the registered office of the Company, and at the offices of CMS Cameron McKenna, Mitre House, 160 Aldersgate Street, London EC1A 4DD, UK, during normal business hours on any weekday (Saturdays, Sundays and public holidays excluded) from the date of this notice until the meeting closes. A copy of the draft Articles of Association and a copy of the rules of the Cambridge Antibody Technology Group Company Share Option Plan, will also be available for inspection at the place of the Annual General Meeting from 15 minutes before the meeting until the close of the meeting.

6 For the purpose of enabling the Company to determine which persons are entitled to attend or vote at the meeting, and how many votes such persons may cast, a person must be entered on the Company's register of members not less than 48 hours before the time fixed for the meeting in order to have the right to attend or vote at the meeting.

Explanatory notes

Resolution 1: Accounts

For each financial year the Directors are required to present the audited accounts, the Directors' report and the auditor's report to the shareholders at a general meeting.

Once the resolution to receive the accounts has been proposed, and before a vote is taken, the Chairman will invite questions from shareholders on the accounts and any other matters relating to the Company's business.

Resolution 2: Directors' remuneration policy

Shareholders are asked to vote on the remuneration policy for Directors. The policy is contained in the report on Directors' remuneration on contained in the Annual Report and Accounts for the year ended 30 September 2001 on pages 25 to 28.

The Combined Code asks boards to consider each year whether the circumstances are such that shareholders should be invited at the Annual General Meeting to vote to approve the remuneration policy for Directors. Your Directors consider that asking shareholders from time to time (but not necessarily each year) to vote on the policy facilitates accountability and transparency.

Resolutions 3, 4 and 5: Reappointment of Directors

Article 102 of the Company's Articles of Association states that a proportion of the Directors will retire at each Annual General Meeting. At this year's meeting, Peter Garland, James Foght and John Aston will retire by rotation and resolutions 3, 4 and 5 propose their reappointment. Biographical details of the Directors and particulars of their service contracts with the Company are set out on pages 20 to 22 of the Annual Report and Accounts for the year ended 30 September 2001.

Resolution 6: Reappointment of auditors

At each Annual General Meeting the Company is required to appoint auditors to serve until such next meeting. The Company's present auditors, Arthur Andersen, have said that they are willing to continue in office for a further year. Resolution 6 proposes their reappointment and that, in accordance with normal practice, the Directors should be authorised to agree their fees.

Resolution 7 and 8: Allotment of shares

Under the Companies Act 1985, the Directors of a company may only allot unissued shares if authorised to do so. The Companies Act 1985 also prevents allotments for cash, other than to existing shareholders in proportion to their existing holdings, unless the Directors are specifically authorised to do so. This gives existing shareholders what are known as `pre-emption rights'. Passing resolutions 7 and 8 will extend the Directors' flexibility to act in the best interests of shareholders when opportunities arise to issue shares. Under resolution 7, the Directors will be able to issue new shares up to a nominal value of (pound)1,184,022, which is equal to approximately one-third of the issued share capital at 6 December 2001.

Under resolution 8, the Directors will also be able either to issue shares for cash, other than to existing shareholders in proportion to their existing holdings, up to a maximum amount of (pound)177,603, representing approximately five per cent (5%) of the issued ordinary share capital at 6 December 2001 or in a rights or other pre-emptive issue.

These arrangements are intended to ensure that the interests of existing shareholders are protected so that, for example, in the event of an issue of new shares for cash to new shareholders, which is not a rights or other pre-emptive issue, the proportionate interest of existing shareholders could not without their agreement be reduced by more than five per cent (5%).

The authorities sought by resolutions 7 and 8 will last for 15 months or until the conclusion of the next Annual General Meeting whichever is the earlier.

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Resolution 9: Amendment to Articles of Association

Resolution 9 proposes various changes to the Company's Articles of Association. Recent changes have been made to legislation to allow companies to communicate electronically with shareholders who elect to receive information in this way. The Directors wish to take advantage of these changes which have required a number of consequential amendments to the Articles of Association.

In addition, the proposed Articles of Association increase the maximum aggregate annual sum which may be paid as Directors' fees under Article 90 from (pound)200,000 to (pound)350,000. The existing limit of (pound)200,000 was set at the time of flotation and the fees paid to Directors during the last financial year were approximately (pound)162,000 (this figure includes additional Directors' fees of (pound)12,000 paid to J W Stocker for his services as Chairman of the Scientific Advisory Board but excludes (pound)5,000 paid to Sir Aaron Klug under a consultancy agreement for his services to the Scientific Advisory Board). Unless the existing limit on Directors' fees is increased the Directors consider it will restrict the ability of the Company to appoint additional Non-executive Directors if that is considered to be in the best interests of the Company as well as unduly restricting the ability of the Company to ensure it can continue in the future to make appropriate fee payments to existing Directors. Shareholders attention should also be drawn to the following amendments:

(a) the Company will be allowed to sign any certificates by mechanical or other means as opposed to autographic means only (Article 14);

(b) in relation to general meetings, the Chairman will be given the specific power to remove any member or proxy who refuses to comply with security restrictions or disrupts the proper and orderly conduct of the meeting (Article 65.2); and

(c) Directors attaining the age of seventy years will be required to disclose their age to the Company and will be required to stand for reappointment at every Annual General Meeting following their seventieth birthday (Article 111).

The other changes that have been made to the Articles of Association are the consequential renumbering of some articles, the cross-referencing to article numbers within them, the updating of references to relevant legislation and some minor changes of an administrative nature.

Resolution 10: Authority to make political donations and incur EU political expenditure as defined by the Political Parties, Elections and Referendum Act 2000

Under Resolution 10, the Company and its wholly-owned subsidiary, Cambridge Antibody Technology Limited ("CATL") will be authorised to support organisations which may fall within the definition of "Political Organisations" in the Political Parties, Elections and Referendums Act 2000 (the "PPER Act"). Amongst other things, the PPER Act prohibits companies from making donations or incurring expenditure in relation to political organisations in the European Union in the 12-month period following the Company's forthcoming Annual General Meeting (and in each succeeding 12-month period) in excess of an aggregate of (pound)5,000 unless such donations and expenditure have been authorised by the Company's shareholders.

Neither the Company nor CATL currently make donations to political parties in the European Union, nor is it intended that the Company or CATL should do so without the specific endorsement of shareholders. However, the PPER Act (which came into effect on 16 February 2001) contains restrictions on companies making donations or incurring political expenditure in relation to EU Political Organisations. The PPER Act defines EU Political Organisations very widely and, as a result, it is possible that EU Political Organisations may be interpreted as including, for example, bodies concerned with policy review or law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups which it is in the shareholders' interest for the Company to support.

Resolution 10 would enable the Company and CATL to fund donations up to a limit of (pound)5,000.The Directors consider that the authority is necessary:

(a) to provide the Company with assurance that it does not, because of uncertainties as to the interpretation of the scope and interpretation of the legislation, unintentionally commit a technical breach of the PPER Act; and

(b) to allow the Company to continue to provide financial and other support to organisations which it is in the shareholders' interests for the Company to support. As required by the PPER Act, the authority sought by this resolution does not confer on the Company or CATL authority to make specific donations or incur specific political expenditure. In accordance with the PPER Act, the Company will disclose in its next Annual Report any donation made by it or CATL to any EU Political Organisation or any EU Political Expenditure incurred which is in excess of (pound)200.

Resolution 11: Amendment of the Company Share Option Plan

Resolution 11 amends the limits to which the grant of unapproved options, under Part B of the plan, is subject. Currently, no individual may be granted options over shares, in any rolling ten year period, with a value exceeding four times his or her remuneration (which would include any bonuses). This limit will be replaced by an annual salary related limit of two times salary.

If this change to the rules of the CSOP is adopted then the Remuneration Committee intends to introduce in addition to the existing performance condition another more demanding performance condition for option grants in excess of 1.5 times annual salary. For such grants the number of options which become exercisable will be determined on a linear sliding scale based on the extent to which the Total Shareholder Return (TSR) for CAT exceeds the percentage increase in the TSR for the FTSE All Share Index over a three year period, by an amount of between 0% and 33%. For example, if CAT's TSR in the relevant period exceeds the TSR for the FTSE All Share Index by 33% all the options in excess of 1.5 times salary will become exercisable. Conversely if the TSR in the relevant period does not exceed the FTSE All Share Index no options in excess of 1.5 times salary will become exercisable. The number of options that will become exercisable for performance between the two points will be determined by a linear sliding scale.

Cambridge Antibody Technology Group plc Form of Proxy for Annual General Meeting

I/We ________________________________________________

Of __________________________________________________
(BLOCK LETTERS PLEASE)

being (a) member(s) of the above-named Company, hereby appoint the Chairman of the Meeting or __________________________________________________

as my/our proxy to attend and, on a poll, to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Friday, 1 February 2002, and at any adjournment thereof.

I/We direct that my/our vote(s) be cast on the specified resolutions as indicated below.



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Resolutions                                                                            For  Against  Abstain
------------------------------------------------------------------------------------------------------------
1.To receive and adopt the audited Accounts and the Reports on those Accounts.
------------------------------------------------------------------------------------------------------------
2.To approve the Directors' remuneration policy.
------------------------------------------------------------------------------------------------------------
3.To reappoint Professor Peter Garland as a Director of the Company.
------------------------------------------------------------------------------------------------------------
4.To reappoint Dr James Foght as a Director of the Company.
------------------------------------------------------------------------------------------------------------
5.To reappoint Mr John Aston as a Director of the Company.
------------------------------------------------------------------------------------------------------------
6.To reappoint Messrs Arthur Andersen as auditors and to authorize the Directors to fix their remuneration.
------------------------------------------------------------------------------------------------------------
7.To authorise the Directors to allot shares.
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8.To disapply the statutory pre-emption rights.
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9.To adopt new Articles of Association.
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10.To authorise the Company to make donations to EU political organisations and to incur EU political expenditure.
------------------------------------------------------------------------------------------------------------
11.To approve an amendment to the Company Share Option Plan.
------------------------------------------------------------------------------------------------------------

Please indicate with an `X' in the appropriate box opposite the resolutions how you wish your vote to be cast; in the absence of any specific directions your proxy will vote (or abstain from voting) as he or she thinks fit on the specified resolutions.

Signed __________________________________  this _______________________ day of _____________________________________2001/2002

(PLEASE SIGN HERE)

Notes

1. To be effective, this proxy form, fully completed, together with the power of attorney or any other authority under which it is executed (or a notarially certified copy of such authority), must be lodged at the Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 3FA, not later than 12 noon on Wednesday, 30 January 2002.

2. If the shareholder is a corporation, this proxy form should be executed under its common seal, or signed on its behalf by an officer, attorney or other duly authorised person.

3. In the case of joint holders the signature on this proxy form of any one holder will suffice but the vote of the first-named on the Register of Members will be accepted to the exclusion of votes of other joint holders.

4. If you wish to appoint someone other than the Chairman of the Meeting, strike out the words "the Chairman of the Meeting" and insert, in block letters, the name of the person you wish to appoint in the space provided. A proxy need not be a shareholder.

5. Please indicate in the spaces provided how you wish your votes to be cast. Without such specific directions, the proxy will vote or abstain at his/her discretion.

6. Any alteration to this proxy form should be initialled.

7. The completion and return of this proxy form will not prevent a shareholder from attending the Meeting and voting in person.